Rule 424(b)(3)
                                                                      333-54334

                             [LOGO OF TELEHUBLINK]

                            TELEHUBLINK CORPORATION


                       Supplement dated March 14, 2001 to
                        Prospectus dated March 8, 2001


     On March 13, 2001, we announced that we signed a term sheet with GE Capital to provide interim funding through a convertible promissory note. We believe that this interim funding will provide additional time to raise a minimum of $10 million with GE Capital as the lead investor. GE Capital also led our private placement that was completed in March 2000. The convertible note would be automatically and simultaneously converted upon the consummation of an equity offering where the gross proceeds to us, including the conversion of the note, are at least $10 million.


     We believe that this interim funding would provide additional time to raise the long-term capital to continue the commercialization of our secure wireless encryption technology. With GE Capital as the lead investor and the interim funding provided under the convertible note, we expect to raise equity on more favorable terms than what the market may offer today.


     Although we currently anticipate that, if all requirements of GE Capital have been satisfied, the transaction would close within the next sixty days, we cannot assure you that the GE Capital transaction or any other funding will be consummated.